June 4, 2012

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Response Letter Dated April 25, 2012

Revised Preliminary Proxy Statement

Filed May 8, 2012

File No. 001-32886

Dear Mr. Schwall:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2012, with respect to: (i) the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed February 24, 2012 (the “Form 10-K”); and (ii) Amendment No. 1 to the Company’s Preliminary Proxy Statement, filed May 8, 2012 (the “Preliminary Proxy Statement”).

Based on our review of the Staff comment letter and as further described herein, we believe our Form 10-K is materially correct, and no amendment of our existing filings is necessary. Instead, as indicated in our responses to Comments 1 and 2 below, we propose to make certain clarifications or modifications to our disclosures in future filings.

Based on our review of the Staff comment letter and as further described herein with respect to Comments 3 and 4, we have amended the Preliminary Proxy Statement to contain the revised disclosures described below.

If following a review of this information, the Staff does not concur with our analysis, we respectfully request an opportunity to discuss this response letter further with the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. Please note all references to page numbers in our responses to Comments 3 and 4 on the Preliminary Proxy Statement are references to page numbers to the Amendment No. 2 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter, which has been marked to show changes from the Preliminary Proxy Statement. For your information, we have also revised the Preliminary Proxy Statement to reflect physical delivery of proxy materials to each shareholder.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

1.	We note your response to comment 2 in our letter dated April 16, 2012 states that you will provide expanded disclosure in future filings if you present the reserve replacement rate. We also note that it does not appear that this measure was disclosed in your filings on Form 10-K in preceding years. Please tell us how you determine whether to present the reserve replacement rate in your filings if it is a key performance indicator that is used to manage your business and would be material to an investor. In addition, if you plan to include this measure in your filings, please indicate the time horizon over which the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

Response: We have noted your comment and will omit this measure from future filings.

Non-GAAP Financial Measures, page 69

2.	We have considered your response to comment 4 in our letter dated April 16, 2012 and note your position that you use the non-GAAP measure EBITDAX to measure operating performance only. However, we note from your disclosure on page 70 that you also use EBITDAX to assess whether you have complied with a covenant contained in your credit facility and your disclosure indicates that EBITDAX “may be used by investors to measure our ability to meet future debt service requirements, if any.” As such, we continue to believe it is necessary to also include a reconciliation of EBITDAX to net cash provided by operating activities, as required by Item 10(e)(1)(i)(B) of Regulation S-K, in light of its use as a liquidity measure.

Response: We propose to include in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2012, immediately after the reconciliation of net income to EBITDAX disclosure similar to the following:

The following table provides a reconciliation of our net cash provided by operating activities to EBITDAX for the periods presented.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Net cash provided by operating activities	$1,067,915	$653,167	$372,986	$719,915	$390,648
Current income tax provision	13,170	12,853	2,551	13,465	5,785
Interest expense	76,722	53,147	23,232	12,188	12,939
Exploration expenses, excluding dry hole costs	19,971	9,739	6,138	20,158	5,614
Gain on sale of assets, net	20,838	29,588	709	894	988
Excess tax benefit from stock-based compensation	—	5,230	2,872	—	1,630
Other, net	(4,606)	(3,513)	(3,890)	26,252	(2,628)
Changes in assets and liabilities	109,949	50,666	46,050	(35,164)	54,909

EBITDAX	$1,303,959	$810,877	$450,648	$757,708	$469,885

Revised Preliminary Proxy Statement filed May 8, 2012

Proposal 1

The Purchase and Sale Agreement, page 16

Accounting Treatment and Tax Consequences, page 21

3.	As a transaction between entities under common control, you disclose that you will record the assets acquired and liabilities assumed at Wheatland’s carrying amount, with the excess of the adjusted purchase price over the carrying amount of Wheatland’s net assets being reflected as a decrease in shareholders’ equity. Please quantify Wheatland’s carrying amount, and disclose the approximate decrease in shareholders’ equity as a result of this transaction.

Response: In response to the Staff’s comment, we have revised the fourth paragraph on page 21 to reflect Comment 3 as follows (added language underlined).

Accounting Treatment and Tax Consequences. Pursuant to the Purchase and Sale Agreement, we will be acquiring substantially all of the assets and liabilities of Wheatland in exchange for our Common Stock in a transaction intended to qualify as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code. As such, for federal income tax purposes, our tax basis in the acquired properties will be Wheatland’s tax basis in the properties. For accounting purposes, the Acquisition represents a transaction between entities under common control as Mr. Hamm is the controlling shareholder of both the Company and Wheatland. Accordingly, we will record the assets acquired and liabilities assumed at

Wheatland’s carrying amount, with the excess of the Adjusted Purchase Price over the carrying amount of Wheatland’s net assets being reflected as a decrease in shareholders’ equity. Wheatland does not have audited financial statements. However, based on our preliminary due diligence, we believe the net book basis of Wheatland’s oil and gas properties as of December 31, 2011 is approximately $100 million. We will recognize a deferred tax liability of approximately $30 million. Based on this, and assuming the issuance of Common Stock valued at approximately $340 million, shareholders’ equity would be reduced by approximately $270 million to reflect the estimated carrying amount of Wheatland’s net assets. These amounts are subject to change based on the actual Closing Date, the purchase price adjustments provided for in the Purchase and Sale Agreement, the valuation of the Common Stock to be issued and the determination of the actual audited basis of the Wheatland assets and liabilities as of the Closing Date.

Background of the Acquisition, page 22

4.	Wheatland contacted the Company in November 2010 about “investigating a possible transaction.” The Participation Agreement expired on January 1, 2012. Clarify whether Wheatland acquired interests in any additional properties in Company acquisitions between those two dates.

Response: In response to the Staff’s comment, we have added a new second paragraph on page 23 to reflect Comment 4 (the new paragraph appears below):

The November 2010 inquiry and subsequent discussions were preliminary indications of interest and Wheatland continued to acquire interests in properties in Company acquisitions as required by the Participation Agreement and in the ordinary course of business and pursuant to the terms and conditions of that Participation Agreement from November 2010 through 2011, the last of which occurred on October 18, 2011. Subsequently, on November 2, 2011, the independent directors of the Board formed the Special Committee to evaluate the possible acquisition of the Wheatland assets. Wheatland did not acquire any interests in properties in Company acquisitions after October 18, 2011 through January 1, 2012, but did, to the extent the Company leased acreage through oil and gas leases within the area defined by the Participation Agreement, acquire interests in such oil and gas leases pursuant to the terms and conditions of the Participation Agreement through the expiration of the Agreement on January 1, 2012. After the Participation Agreement expired on January 1, 2012, Wheatland no longer acquired interests in properties in Company acquisitions or oil and gas leases.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9110.

Sincerely,

/s/ John D. Hart John D. Hart
Senior Vice President, Chief Financial Officer & Treasurer

ESE/hls

cc:	Jennifer O’Brien, U.S. Securities and Exchange Commission

Shannon Buskirk, U.S. Securities and Exchange Commission

Kevin Dougherty, U.S. Securities and Exchange Commission

Special Committee of Continental Resources, Inc.

Evercore Group L.L.C.

Eric S. Eissenstat, Senior Vice President, General Counsel and Secretary

Michael Dillard, Latham & Watkins LLP

GlennWest, Weil, Gotshal & Manges LLP